Filed by Masonite International Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PGT Innovations, Inc.

Commission File No.: 001- 37971

Date: December 21, 2023

The following article was made available by Door and Window Market Magazine on December 21, 2023 in connection with an interview featuring Executive Vice President and Chief Financial Officer of Masonite International Corporation (“Masonite”), Russell Tiejema, where Mr. Tiejema discussed Masonite’s proposed acquisition of PGT Innovations, Inc.:

Execs Answer Key Questions About the Masonite/PGTI Deal

Door and Window Market Magazine

By Drew Vass

December 21, 2023

https://dwmmag.com/execs-answer-key-questions-about-the-masonite-pgti-deal/

•	Is the acquisition a culmination of long-term plans?
•	Will Masonite become a window company?
•	Will the company expand PGTI’s direct-to-consumer model?
•	What about PGTI’s new endeavor: Diamond Glass?
•	What happens with PGTI’s brands?

Masonite announced this week it will acquire North Venice, Fla.-based PGT Innovations (PGTI). The $3 billion deal overtook consecutive offers by Miter Brands, the last of which was for $2.2 billion, Reuters reported.

On paper, the acquisition looks like a financial win for Masonite, including $4 billion in combined revenue, a 100-basis-point improvement to Masonite’s margin and a larger earnings base, to the tune of $800 million.

The deal requires a heavy dose of financing, but, “We are highly confident that we will deleverage the balance sheet very rapidly to under three times in two years,” Masonite president and CEO Howard Hecke said in a webcast.

When announcing the acquisition, Hecke mentioned PGTI’s propensity for organic expansion.

“The growth rates that PGTI has realized over the last several years have been significantly higher than Masonite’s,” Russell Tiejema, Masonite’s executive vice president and chief financial officer, told [DWM]. “In fairness, some of that is due to acquisition, but they’ve still delivered double-digit organic growth over the last seven years or so. We see this as an opportunity to take the growth plans that we have in place for our legacy business and supercharge them a bit with an even higher growth rate company that’s serving a very premium product line into high growth markets.”

The deal follows a period of ups and downs for Masonite, including a pair of acquisitions (Endura Products and Fleetwood Aluminum Products LLC), layoffs in Indiana, the closure of its facility in Stockton, Calif., and a period in the second quarter of 2022 in which officials said the company was “closely monitoring” the residential market.

All along, the company stressed that the ups and downs of its decision making reflected a master plan.

Is the acquisition a culmination of long-term plans?

“I wouldn’t read too much into that planning in this particular acquisition,” Tiejema told [DWM]. The company’s strategy was never designed around any one particular M&A target, he said, adding, “I would say any company that structures its long-range strategic plan around a specific M&A target is probably missing opportunities that lie at the periphery.”

Masonite has been active in M&A activities across multiple parts of the market, Tiejema pointed out—all tightly adjacent to the doors and door systems sector. “And we think that’s how we should run our strategy long-term,” he said.

But PGTI is more than doors; the company offers a full range of windows for replacement and new construction.

Will Masonite become a window company?

While Tiejema was unable to give a definitive answer over how the Masonite brand and product offerings will adapt following the acquisition, PGTI “clearly fits the definition of where we would be willing to branch out beyond strictly doors in our portfolio,” he told [DWM]. It’s also worth noting that, in addition to windows, PGTI is a door company, he said, though primarily the sliding glass type. “It’s a very complementary combination with our existing legacy business of hinged exterior door systems and interior doors,” he added.

Ultimately, Masonite’s brand strategy is one that “would typically be worked out over some period of time,” Tiejema told [DWM]. “No decisions made there … one should be very mindful about making a knee-jerk reaction on how to manage the brand portfolio before you have a chance to really assess the various routes to market that each of those brands serves.”

Will the company expand PGTI’s direct-to-consumer model?

Among the attractive attributes mentioned in the acquisition announcement, Masonite officials touched on PGTI’s consumer-based sales. Among the possible growth synergies, Hecke mentioned the direct-to-consumer sales format of New South Windows, acquired by PGTI in 2020. “We think there’s significant cross selling opportunities within the business,” he said.

Regarding PGTI in general, “One of the really interesting aspects about this transaction for us is their route to market,” Tiejema said. “Their channels are quite different than ours. We sell through big box retail and traditional wholesale distribution. They sell primarily direct to dealer, and in some cases direct to customer.”

While Tiejema was unable to say whether Masonite would expand PGTI’s sales format to encompass existing products, “that presents all sorts of interesting cross-selling opportunities between the two product lines,” he told [DWM].

Among other opportunities cited in the deal, Hecke described PGTI as a “designer,” also mentioning the company’s impact-rated products—a segment that PGTI president and CEO Jeff Jackson said makes up 60% of its sales.

“Their product innovation is leading,” Tiejema said. “They built that business around unique impact-resistant glass, and they have a lot of their own internal product development, and R&D and manufacturing capabilities to launch innovative products to the market ahead of others.”

What about Diamond Glass?

In June 2023, PGTI announced a new breed of thin, laminated glass for thin-triples that the company co-developed with Corning Inc. In addition to offering the material in its own products, officials said they would market and sell Diamond Glass to other door and window companies. When asked if Masonite would have been among the customers for PGTI’s new glass, Tiejema said the product isn’t particularly geared to Masonite’s swing-style entry doors.

“I think it remains to be seen what the growth trajectory looks like for that business,” he told [DWM]. “But I would point to that as an example of their very innovative approach to products and bringing to market unique aspects and features that are new to the industry.”

What happens with PGTI’s brands?

Tiejema told [DWM] that Masonite is still assessing how to best integrate go-to-market strategies for the combined brands.

“I would say, ultimately, the brand strategy is one that would typically be worked out over some period of time,” he said. “No decisions made there.”

At the present, “I don’t know that it necessarily makes sense that there’s not the continued stable of PGTI brands going forward,” he said. “They serve customers with a very differentiated product that’s quite unique for Masonite’s existing product line.”

Regarding the timing of the acquisition, “We wanted to make sure everyone was on their toes going into the holidays,” he joked.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Securities Exchange Act of 1934. You can identify these statements and other forward-looking statements in this document by words such as “may,” “will,” “should,” “can,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue,” “target,” “poised,” “advance,” “drive,” “aim,” “forecast,” “approach,” “seek,” “schedule,” “position,” “pursue,” “progress,” “budget,” “outlook,” “trend,” “guidance,” “commit,” “on track,” “objective,” “goal,” “strategy,” “opportunity,” “ambitions,” “aspire” and similar expressions, and variations or negative of such terms or other variations thereof. Words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such statements regarding the Transaction, including the expected time period to consummate the Transaction, the anticipated benefits (including synergies) of the Transaction and integration and transition plans, opportunities, anticipated future performance, expected share buyback programs and expected dividends. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Masonite and PGTI, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction; the ability to successfully integrate the businesses of the companies, including the risk that problems may arise in successfully integrating the such businesses, which may result in the combined company not operating as effectively and efficiently as expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the possibility that PGTI’s stockholders may not approve the Transaction; the risk that the anticipated tax treatment of the Transaction is not obtained; the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to the Transaction could have adverse effects on the market price of Masonite’s or PGTI’s common shares; the risk that the Transaction and its announcement could have an adverse effect on the parties’ business relationships and business generally, including the ability of Masonite and PGTI to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk of unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; the risk of unexpected future capital expenditures; the risk of potential litigation relating to the Transaction that could be instituted against Masonite and/or PGTI or their respective directors and/or officers; the risk that the combined company may be unable to achieve cost-cutting or revenue synergies or it may take longer than expected to achieve those synergies; the risk that the combined company may not buy back shares; the risk associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Transaction which are not waived or otherwise satisfactorily resolved; the risk of receipt of required Masonite Board of Directors’ authorizations to implement capital allocation strategies; the risk of rating agency actions and Masonite’s and PGTI’s ability to access short-and long-term debt markets on a timely and affordable basis; the risk of various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, cybersecurity attacks, security threats and governmental response to them, and technological changes; the risks of labor disputes, changes in labor costs and labor difficulties; and the risks resulting from other effects of industry, market, economic, legal or legislative, political or regulatory conditions outside of Masonite’s or PGTI’s control. All such factors are difficult to predict and are beyond our control, including those detailed in Masonite’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Masonite’s website at https://www.masonite.com and on the SEC website at http://www.sec.gov, and those detailed in PGTI’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on PGTI’s website at https://pgtinnovations.com and on the SEC website at http://www.sec.gov. PGTI’s forward-looking statements are based on assumptions that PGTI’s believes to be reasonable but that may not prove to be accurate. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Masonite nor PGTI assumes an obligation to update any forward-looking statements, except as required by applicable law. These forward-looking statements speak only as of the date hereof.

Additional Information and Where to Find It

In connection with the Transaction, Masonite will file with the SEC a registration statement on Form S-4 to register the common shares of Masonite to be issued in connection with the Transaction. The registration statement will include a proxy statement of PGTI that also constitutes a prospectus of Masonite. The definitive proxy statement/prospectus will be sent to the stockholders of PGTI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING MASONITE, PGTI, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC by Masonite or PGTI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Masonite will be made available free of charge by accessing Masonite’s website at https://www.masonite.com or by contacting Masonite’s Investor Relations Department by phone at (813) 877-2726. Copies of documents filed with the SEC by PGTI will be made available free of charge by accessing PGTI’s website at https://pgtinnovations.com or by contacting PGTI by submitting a message at https://ir.pgtinnovations.com/investor-contact or by mail at 1070 Technology Drive, North Venice, FL 34275.

Participants in the Solicitation

Masonite, PGTI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PGTI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Masonite and PGTI and other persons who may be deemed to be participants in the solicitation of stockholders of PGTI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about Masonite, the directors and executive officers of Masonite and their ownership of Masonite common shares is also set forth in the definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm), and other documents subsequently filed by Masonite with the SEC. Information about the directors and executive officers of Masonite, their beneficial ownership of common shares of Masonite, and Masonite’s transactions with related parties is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” included in Masonite’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000089369123000013/door-20230101.htm), in Masonite’s Current Report on Form 8-K filed with the SEC on May 12, 2023 (and which is available at https://www.sec.gov//Archives/edgar/data/893691/000089369123000037/door-20230511.htm), and in the sections entitled “Proposal 1: Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” included in Masonite’s definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm).

Information about the directors and executive officers of PGTI and their ownership of PGTI common stock is also set forth in PGTI’s definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm), PGTI’s Current Report on Form 8-K filed with the SEC on July 3, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323009816/dp196528_8k.htm), and PGTI’s Current Report on Form 8-K filed with the SEC on November 6, 2023 (and is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323016034/dp202537_8k.htm).

Information about the directors and executive officers of PGTI, their ownership of PGTI common stock, and PGTI’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in PGTI’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095017023004543/pgti-20221231.htm), and in the sections entitled “Board Highlights” and “Security Ownership of Certain Beneficial Owners and Management” included in PGTI’s definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm). Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available These documents can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the 1933 Act.